

November 16, 2011

Via Email
Mr. Benson F. Smith
Chief Executive Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

> **Re: Teleflex Incorporated**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarter Ended September 25, 2011**
> **Filed October 25, 2011**
> **File No. 001-05353**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

-Liquidity and Capital Resources, page 47

1.   We note your disclosures on page F-32 that you consider $673.9 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your

liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Index to Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-5

2.   We note here and within your September 25, 2011 Form 10-Q that accrued expenses were $117 million, $97 million, and $115 million at December 31, 2010, December 31, 2009, and September 25, 2011 respectively. As applicable, please revise future filings to provide the disclosures required by Rule 5-02(20) and Rule 5-02(24) of Regulation S-X, to the extent applicable.

Note 9. Borrowings, page F-20

3.   We note your disclosures related to the refinancing transactions that occurred during fiscal 2010. Please explain to us in more detail why you determined the $200 million repayment of the term loan to be a debt extinguishment and the remaining $400 million of the term loan to be a debt modification. Refer to the guidance in Topic 470-50 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarterly Period Ended September 25, 2011

Note 14. Business Segment Information, page 18

4.   We note your disclosure of revenues by geographic area. Paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification requires separate disclosure of material revenues attributed to an individual foreign country. Please explain to us how your current presentation complies with that guidance.

Note 16. Divestiture-Related Activities, page 27

5.   Please explain to us why on page 29 you did not re-classify the assets and liabilities related to your cargo container and cargo systems businesses and five buildings as assets and liabilities held for sale as of December 31, 2010. Refer to the guidance in Topic 205-20 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief